August 1, 2018

Via E-mail
Geoffrey L. Brown
President
Powin Energy Corporation
20550 SW 115th Ave.
Tualatin, OR 97062

       Re:    Powin Energy Corporation
              Amendment No. 1 to Schedule 13E-3
              Filed July 19, 2018
              File No. 005-85548

Dear Mr. Brown:

       We have reviewed the filing referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1 - The Disclosure Statement

Cautionary Statement Regarding Forward Looking Statements, page 12

1. We reissue prior comment 1 with respect to the Disclosure Statement. Please delete the references in the Disclosure Statement to Section 21E of the Exchange Act and Section
       27A of the Securities Act which expressly state that the safe harbor provisions for forward-looking statements do not apply to statements made in connection with a going-
       private transaction.

Documents Incorporated by Reference, page 20

2. Information may be incorporated by reference into the Schedule 13E-3, and not republished in the disclosure document distributed to security holders, only if such
 Geoffrey L. Brown
Powin Energy Corporation
August 1, 2018
Page 2


       information is included as an exhibit to Schedule 13E-3. See General Instruction F.
       Accordingly, please revise the exhibit list.



        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3589 if you have any questions regarding our comments.


                                                           Sincerely,

                                                           /s/ Tiffany Piland
Posil

                                                           Tiffany Piland Posil
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions


cc:    Robert C. Laskowski, Esq.